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                          October 30, 2023

       B. Sonny Bal, M.D.
       Chief Executive Officer and President
       Sintx Technologies, Inc.
       1885 West 2100 South
       Salt Lake City, UT 84119

                                                        Re: Sintx Technologies,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 23,
2023
                                                            File No. 333-275137

       Dear B. Sonny Bal, M.D.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              David Marx, Esq.